

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 3, 2009

Michael S. Hubner
Senior Vice President & General Counsel
FiberNet Telecom Group, Inc.
220 West 42nd St.
New York, NY 10036

> **RE:** **FiberNet Telecom Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 17, 2009, as amended July 24, 2009**
> **File No. 000-24661**

Dear Mr. Hubner:

We have reviewed your revised preliminary proxy statement filed July 24, 2009 and response letter, and we have the following additional comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Background of the Merger, page 27

1. We note your response to comment number 11 in our letter dated July 7, 2009. Revise to explain how the board believed that the RCN offer "was reasonably likely to lead to a superior proposal" on June 16th if it questioned RCN's ability to consummate such a transaction from the onset.

2. Revise to make clear why the company did not ask Deutsche Bank, its financial advisor for the past several years, to provide it with a fairness opinion. We note the reference in your supplemental materials that Deutsche Bank had a potential conflict of interest due to it being a shareholder in the company for several years.

* * * *

Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>By facsimile to (212) 728-9454</u>
       Matthew J. Rizzo
       (Willkie Farr & Gallagher LLP)